October 28, 2004


Via Facsimile (312) 984-7700 and U.S. Mail

Brooks B. Gruemmer, Esq.
McDermott Will & Emery LLP
227 West Monroe Street, Suite 4400
Chicago, IL  60606-5096

Re:	Vsource, Inc.
	Schedule TO-I filed October 18, 2004
	File No. 5-59913

Dear Mr. Gruemmer:

We have the following comments on the above-referenced filing.

General

1. Your disclosure indicates that the contemplated transactions, including Symphony House Berhad`s cash offer to purchase all of the common shares of Asia Holding Co. (which will include the shares issued to your preferred stockholders in the exchange offer), will result in Symphony`s acquisition of a controlling interest in Vsource Asia. Since the definition of "offeror" includes not only the purchaser of securities in the offer, but also any person or entity on whose behalf the offer is made (see Instruction K(1) to Schedule TO), please advise us why Symphony is not also a bidder in this offer. Alternatively, revise to identify Symphony as a bidder in the exchange offer and ensure that it complies with the requirements of Section 14(e) of the Exchange Act and Regulation 14E. Before drafting your response, please review "Identifying the Bidder in a Tender Offer" in the Division of Corporation Finance`s Current Issues and Rulemaking Projects Outline, available on our web site at www.sec.gov, for general guidance. In addition, provide written confirmation from Symphony that it will comply with the requirements of Section 14(e) of the Exchange Act and Regulation 14E in connection with its offer to purchase all Asia Common Shares.

2. The disclosure in your Information Statement indicates that a number of common shareholders executed written consents to approve the contemplated transactions and the amendment to your certificate of incorporation. Please tell us on a supplemental basis the exemption(s) from the filing, dissemination and other requirements of Regulation 14A relied upon in connection with obtaining these consents. Alternatively, tell us why you believe that procuring the consents was not a solicitation subject to Regulation 14A.

3. Advise us whether or not the contemplated transactions are the first steps in a series of transactions having one or more of the effects listed in Rule 13e-3(a)(3)(ii) with respect to Vsource`s common stock.

4. Please tell us the exemption from registration upon which you are relying for the issuance of Asia Common Shares in the exchange offer and provide your analysis detailing why you believe the exemption is available. To the extent known, please provide similar information regarding Symphony`s offer to sell shares of Vsource Asia.

Item 6.  Purpose of Transaction and Plans or Proposals

5. Provide all of the disclosure regarding your plans as required by
Item 1006(c)(1-10) of Regulation M-A. If any of the items contained in (c)(1-10) are inapplicable or an answer is in the negative, revise the Schedule TO to so state. See General Instruction E to Schedule TO.

Item 8.  Interest in Securities of the Subject Company

6. Please revise your offering circular to provide the most current information available regarding share ownership pursuant to Instruction 2 to Item 1008(a) of Regulation M-A. In this regard, the beneficial ownership tables contained in the Information Statement only provide the information as of June 1, 2004.

7. We note your reference to the section entitled "Agreements, Regulatory Requirements and Legal Proceedings" for the disclosure required by Item 1008(b) of Regulation M-A, but we are unable to locate any information pertaining to transactions in the subject securities during the past 60 days. Please revise to provide the information required by 1008(b) or advise us where it is located.

Item 10.  Financial Statements

8. We note that you incorporate by reference the historical financial information required by Item 1010(a) of Regulation M-A. However, Item 1010(c) of Regulation M-A requires that at least a summary of that information be disseminated to security holders. See Instruction 6 to
Item 10 of Schedule TO and Regulation M-A telephone interpretation H.7 available at www.sec.gov in the July 2001 Supplement to the Division of Corporation Finance`s Manual of Publicly Available Telephone Interpretations. Please revise to include at least the summary financial information required by Item 1010(c) and advise the staff as to how the company intends to disseminate the information.

Exchange Offer and Consent Solicitation Circular
Summary Term Sheet, page 1

9. Revise the explanation under "Exchange Date" to state that the company will issue the common shares "promptly," not "as soon as practicable," after the expiration date. Refer to Rules 13e-4(f)(5) and 14e-1(c). Also revise the response to question 16 to clarify that you will issue the common shares promptly after expiration, and not after expiration "and acceptance." The time of acceptance is not necessarily the same as expiration.

Questions and Answers about the Exchange Offer, page 6

10. The response to question 8 states that you "intend, but are not obligated, to accept all Preferred Stock" tendered in the exchange offer. Clarify the circumstances in which you would not accept all preferred stock tendered in the offer. Additionally, confirm your understanding that at least 10 business days must remain in the offer in the event you reduce the amount of securities being sought in accordance with Rule 14e-1(b).

Forward-Looking Statements, page 11

11. You indicate that you undertake no obligation to update or revise the forward-looking statements contained in or incorporated by reference in your offer document. This statement seems inconsistent with your obligations to revise the offer materials to reflect any material changes in the information disseminated to security holders. See Rule 13e-4(e)(3). Please revise or delete.

Record Date, page 12

12. Provide us your analysis regarding how the limitation of the offer to holders of preferred stock as of the record date complies with Rule 13e-4(f)(8)(i), the all-holders rule. In addition, address whether your requirement, as indicated in the Investor Questionnaire and Representation Letter, that a holder of preferred stock must be either an accredited investor or a non-U.S. person in order to participate in the offer is consistent with Rule 13e-4(f)(8).

Termination; Extension of Exchange Period; Amendment, page 12

13. We note your references here and under "Acceptance of Preferred Stock" to a possible delay in acceptance of preferred stock for exchange. Describe the circumstances, other than an extension of the offering period, that would prompt the company to delay paying the consideration for tendered preferred stock and disclose the potential length of any anticipated delay. In addition, please confirm that any delay in payment will be consistent with Rules 13e-4(f)(5) and 14e-1(c).

14. Please revise to indicate that you are generally required to extend the offering period for any material change, including the waiver of a material condition, so at least five business days remain in the offer after the change. Refer to Exchange Act Release No. 34-24296 (April 3, 1987). Also revise to state that at least ten business days must remain in the offer in the event there is a change in consideration or a change in the percentage of securities sought. See Rules Rule 13e-4(f)(1) and 14e-1(b).

15. We note in the third paragraph that you reserve the right to terminate the offer in your sole discretion. Please advise or revise this disclosure so security holders can objectively verify the bases upon which you may terminate the offer. By reserving the absolute right to reject all tendered shares without setting out any objective criteria by which you will make this decision, the offer may appear to be an illusory offer.

Acceptance of Preferred Stock; Delivery of Asia Common Shares, page 12

16. The disclosure in the third paragraph explains that you will not deliver certificates for the Asia Common Shares issued to those holders who tender the Asia Common Shares in Symphony`s cash offer. Clarify how you will comply with the prompt payment requirement of Rules 13e-4(f)(5) and 14e-1(c) in the event Symphony is delayed in issuing cash for the Asia Common Shares pursuant to its offer.

Conditions to the Exchange Offer, page 15

17. It is not clear from the disclosure by when the conditions must be satisfied. Please revise the disclosure to make clear that all conditions to the offer, other than those dependent upon receipt of necessary government approvals, must be satisfied or waived on or before the expiration of the offer.

Agreements; Regulatory Requirements and Legal Proceedings, page 18

18. Refer to your disclosure of the Symphony Purchase Agreement, whereby certain holders of preferred stock will also receive cash for their Vsource common stock and warrants. Please provide us with your analysis for why this is consistent with the requirement imposed by Rule 13e-4(f)(8)(ii), the best price rule. In addition, address why Symphony`s agreement to purchase Vsource common stock and warrants is not prohibited by Rule 14e-5.

19. We note that the offer is conditioned upon the approval of certain regulatory bodies. Please update where appropriate to clarify what steps have been taken to seek such approvals and disclose the estimated timeframes for receiving the approvals.

Vsource, Inc., Selected Pro Forma Financial Data, page 45

20. Currently, your presentation of pro forma financial information assumes full participation in the exchange offer. Revise to provide pro forma financial information assuming a range of participation levels in the exchange offer or advise us why you believe that such information should not be included in your document.

Incorporation of Documents by Reference, page 65

21. We note your attempt to incorporate by reference any future filings you make with the Commission; however, Schedule TO does not permit such "forward" incorporation by reference. If the information provided to security holders in the offering circular materially changes, you are under an obligation to amend the Schedule TO to update it and to disseminate the new information to holders in a manner reasonably calculated to inform them about the change. Please revise the disclosure accordingly.

Closing Information

Please amend your filing promptly to comply with our comments. If you do not agree with a comment, then tell us why in your response. If the information you provide in response to our comments materially changes the information that you have already provided to security holders, disseminate the revised materials in a manner reasonably calculated to inform them of the new information.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Direct any questions to me at (202) 942-1797. You may also contact me via facsimile at (202) 942-9638. Please send all correspondence to us at the following ZIP code: 20549-0303.


							Sincerely,


							Michele M. Anderson
							Special Counsel
							Office of Mergers and Acquisitions